UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ASIA PACIFIC WIRE & CABLE
CORPORATION LIMITED
(exact name of Registrant as specified in its charter)

Bermuda
(Jurisdiction of incorporation or organization)

Commission file number 1-14542

15/Fl. B, No. 77, Sec. 2

Dunhua South Road

Taipei, 106, Taiwan

Republic of China
(Address of principal executive offices)

Ivan Hsia +886-2-27122558
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

This specialized disclosure report on Form SD is filed pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 (the “Exchange Act”) and is publicly available on the website of Asia Pacific Wire & Cable Corporation Limited (the “Registrant”) at http://www.apwcc.com, under “Investor Relations” – “SEC Filings”.

The Registrant is engaged primarily in the manufacture and distribution of wire and cable products for industrial and commercial applications, including telecommunications and power cables for customers in the telecommunications, power transmission and electronics products industries. The Registrant also manufactures and distributes electronic wire for applications in an array of electronic products. In the manufacture of these products, “conflict minerals” (as defined in Section 1, Item 1.01(d)(3) of Form SD) may be necessary for their functionality and in prior reporting periods Registrant identified its electronic wire as containing tin, which has been classified as a “conflict mineral” for purposes of the Rule.

The Registrant has conducted in good faith a reasonable due diligence and country of origin inquiry to determine the existence of any conflict materials in its products, including, but not limited to inquiry of the suppliers that in prior reporting periods sourced tin to Registrant.

As a result of this due diligence and inquiry, Registrant has determined that to the best of its knowledge none of its products for the reporting period covered by this report contained any “conflict materials” originating from the Democratic Republic of the Congo or an adjoining country.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 23, 2022